VIN SOCIAL CORPORATION
NOTES TO THE FINANCIAL STATEMENTS
Fiscal Years Ended December, 31 2021 and 2020

1. ORGANIZATION AND PURPOSE

Vin Social Corporation (the "Company"), is a C Corp organized under the laws of the State of Delaware. The Company operates as a virtual and offline events production company as well as an alcohol beverage eCommerce platform. Vin Social helps companies with relationship building for business through corporate entertaining and gifting. Companies engage Vin Social to produce both virtual and offline professional activations centered around the tasting and discovery of craft alcohol beverage brands. Vin Social serves these craft alcohol beverage brands as a sales and marketing channel through events, content creation and the eCommerce store.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the Company's significant accounting policies applied in the preparation of the accompanying financial statements follows:

a) Basis of Accounting

The Company prepares its financial statements on an accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America (GAAP). Under the accrual basis of accounting, revenues are recorded when earned and expenses are recorded at the time liabilities are incurred.

b) Fiscal Year

The Company operates on a 52-week fiscal year ending on December 31st.

c) Cash Equivalents

Cash and cash equivalents include cash and short-term highly liquid investments with an original maturity of three months or less held in domestic financial institutions. For the fiscal year(s) ended 2020 and 2021, the Company's cash positions include its single operating bank account.